Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Simply Country, Inc.
13120 John Bauer Ave.
Grass Valley, CA 95945
https://area13ebikes.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Simply Country, Inc.
Address: 13120 John Bauer Ave., Grass Valley, CA 95945
State of Incorporation: CA
Date Incorporated: May 12, 2011

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 25% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Amount-Based:

$1,000+

Receive 5% bonus shares

$2,500+

Receive 10% bonus shares

$5,000+

Receive 15% bonus shares

$10,000+

Receive 20% bonus shares

$25,000+

Receive 25% bonus shares

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

<u>The 10% StartEngine Owners' Bonus</u>

Area 13 E-Bikes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice: *Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.*

The Company and its Business

Company Overview

Simply Country, Inc. dba Area 13 ("Area 13" or the "Company") produces high-performing electric bicycles (aka "ebikes") anyone can use. There's a good chance you either recently purchased an electric bike, or you've never ridden one (There's no middle ground, trying is buying!). We sell direct to consumers through our website and offline at our retail location in northern California. Customers travel hours, if not days to visit our shop!

There's a reason our company has grown exponentially with little to no paid advertising. We pride ourselves on having the best educational ebike content on the market. Our customers arrive with no knowledge about how ebikes work or what all of the technical jargon means. They leave not only with a bike, but a wealth of knowledge to go with it.

How we Operate

We will often test the market with prototype bikes and video reviews to see what customers want. Once we've pinned down a bike model we believe has a high potential to sell, we'll work with overseas suppliers and manufacturers to bring the bike to life. This could be anything from sketching frame designs to providing specifications on how much power or battery life we need. Once the final prototype is approved we get the bike into production, whilst allowing people to test ride and see the prototypes in person at our facility in California. All of our bikes are sold direct to consumers, either online or in our retail location.

Who are our customers?

To date, our customers are typically 55 and over, recent or soon to be retirees looking to have some fun outdoors. They are usually not your traditional "cyclist" and often haven't ridden a bike in years! With some of our new E-Mountain bike offerings, we hope to break into a younger demographic of 25 years old and up.

Competitors and Industry

The electric bicycle industry is growing rapidly. It seems like a new company or brand name is popping up every week! Although the basics are the same (electrically powered with pedals) there are several distinct types of players.

Traditional bike brands (Specialized, Giant, DiamondBack, Raleigh, etc) have been around for decades selling non-electric bicycles. They specialize in brick-and-mortar sales with dealers around the world. The electric bikes are typically what we refer to as "European spec" with high-quality components but lower-powered motors, often capping at 250 watts. They make amazing bicycles, which have a small assist. They're not typically known for having throttles, or maxing out power to the 750-watt road legal limits. Name brand components and dealer overhead can mean these are the most expensive ebikes to buy, many reaching 5 figure price tags.

Direct to Consumer, online-only brands are growing in popularity. They rely heavily on paid online advertising to find customers and typically compete on price, not performance. These bikes are more likely to have 500-750 watt motors and larger batteries but sacrifice the lightweight and higher quality components found on traditional brands. They're tons of fun but fall into the "budget" category.

Our Competition is playing a different game. We want it all! We want the most power, the most range, the best components, all at a *reasonable* price. This is very hard to do. We're willing to take the time and effort to source components and develop electric bikes that outperform the competition. They're a bit more expensive on average than most Direct to Consumer bikes, but cut costs in other ways (such as no dealer overhead) compared to the traditional brands. These bikes often boast 750-watt motors, name-brand components and prices competitive with or less than the traditional bike brands. **For the informed consumer, these bikes are the best value for the money.**

Area 13 stands out as we don't focus on dealers or marketing to sell our bikes. We educate consumers on what makes a good electric bike. Our bikes then sell themselves.

The electric bicycle industry is growing quickly. According to a report issued by the World Economic Forum (WEF), sales of electric bikes in the U.S. grew by 145% in 2020 compared to 2019. Bicycle sales (without electric motors) increased 65% in the same period. The total market size is estimated at over 18 billion USD for 2021, with forecasts of over 50 billion USD by 2028.

Current Stage and Roadmap

At Area 13, we plan to continue increasing top-line revenue as well as gross margins.

We have been diligently working to increase our supply of bikes throughout 2021 by securing higher volumes of quality components. In 2022 we will be able to realize the results of those efforts, not only for existing models (*such as the Blackbird, which has been constantly selling out since inception in May of 2020!*) but production will also ramp up quickly for new models.

We have secured additional manufacturing partners for new and exciting models to be sold in the spring of 2022.

With our supply chain solidified we can choose to increase (or should I say start?!) our paid marketing efforts. We know there are people that would love Area 13, if only we had enough bikes!

The Team

Officers and Directors

Name: Kyle Chittock

Kyle Chittock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Executive Officer (CEO)
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Oversee all company operations and management. Kyle currently receives salary compensation of $72,000 per year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased inventory and new products we will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Simply Country, Inc DBA Area 13 Ebikes or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Simply Country, Inc DBA Area 13 Ebikes could harm our reputation and materially negatively impact our financial condition and business.

Current or future products could have a design flaw or defect

Safety is of utmost importance with electric bikes. Although we test our products overseas and in-house for durability and longevity, it is possible a design flaw could lead to a recall of a significant number of products delivered to customers. A recall would be expensive and could significantly impact the value of our company.

Changing laws could effect sales

Electric bicycle laws are fairly new. Although laws are favorable to electric bicycles now, changes in regulation could restrict the use of electric bicycles on public roads or national or state trail systems. Such changes would dramatically reduce the value of our company and hinder sales.

Delays with shipping and international trade

We rely heavily on parts and products from overseas. Delays with shipping from overseas have already been experienced over the last 2 years. Long lead times can lead to cash flow issues within our company if product is not received in a timely manner. We may or may not be able to raise the capital needed to withstand these delays, which could adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kyle Chittock	1,000,000	Unknown	100.0%
Kyle Chittock	4,066,000	Unknown	
Kyle Chittock	214,000	Unknown	
Kyle Chittock	4,066,000	Unknown	
Kyle Chittock	214,000	Unknown	
Kyle Chittock	4,280,000	Unknown	
Kyle Chittock	4,066,000	Unknown	
Kyle Chittock	5,000,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Common shares are not "voting securities". The holders of Common Stock do not have any voting rights, or otherwise any right to control or significantly influence the management and policies of the corporation through the exercise of a voting right.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Preferred shares are “voting securities”, which means securities that give security holders the ability, either alone or on a shared basis, either currently or on a contingent basis, to control or significantly influence the management and policies of the corporation through the exercise of a voting right. Preferred Stock shall have the voting rights of one (1) votes per share upon all matters that require shareholders to vote. Holders of Preferred Stock own “voting-class shares” and may be referred to as “voting class shareholders” for the purposes of Article I of the Corporation’s Bylaws.

Material Rights

Simply Country, Inc Bylaws:

Section 8. Auction of Shares in Lieu of Dissolution

(a) Any voting-class shareholder shall have the right at any time to submit to arbitration the question of whether grounds for involuntary dissolution exist, as the grounds are specified below. On a finding that grounds exist, the arbitrator, who shall be appointed as specified below, shall order that the designated shares of the shareholder or shareholders shall be sold to the highest bidder among the shareholders as the arbitrator shall designate. However, the stock shall in no event be sold for less than the minimum fair value of the shares as determined by the arbitrator. If the designated shareholders fail or refuse to enter a bid, or fail or refuse to enter a bid in excess of the minimum price specified, the arbitrator shall order one or more of the bidding shareholders to buy the stock at the minimum price.

(b) As used in this section, the term “grounds for dissolution” shall mean any one or more of the following:

(1) The directors are deadlocked in the management of the corporate affairs and the shareholders are unable to break the deadlock;

(2) The shareholders are deadlocked in voting power, and have failed for at least two (2) consecutive annual meetings to elect successors to directors whose terms have expired or would have expired on the election of their successors;

(3) The acts of the directors or those in control of the corporation are illegal, oppressive, or fraudulent; or

(4) The corporate assets are being misapplied or wasted.

(c) Arbitration shall be held in the City of Rough and Ready, California, (or such other place as the shareholders agree) and shall be conducted by one arbitrator mutually selected by the shareholders or their legal representatives. Judgment on the award of the arbitrator may be entered in any court having jurisdiction.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founders Shares
  Date: May 12, 2011

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2019.

<u>Revenue</u>

Revenue for fiscal year 2020 was $4,207,185, a substantial increase compared to fiscal year 2019 revenue of $1,177,757. We believe that our social media strategy of getting organic traffic to our business is the main driver for the increase in sales.

<u>Gross Margins</u>

2020 gross profit increased by $761,063 over 2019 gross profit as total revenue increased 357%. This is due to increased brand awareness on our social media platforms, higher website traffic, and the launch of new bike models.

<u>Expenses</u>

The Company's expenses consist of, among other things, compensation and benefits, social media marketing, building lease, and research and development. Total operating expenses increased to $651,817 in 2020 from $346,885. The majority of this increase is from additional employees hired during the 2020 fiscal year.

Historical results and cash flows:

Cost of goods has been our largest business expense and is expected to remain the largest expense moving forward. We may need to add to our team which will result in slight increases in payroll and administrative expenses. Building lease, advertising & marketing, and R&D expenses are expected to remain flat or have only small increases.

Cash was previously generated by online sales or loans. Moving forward we may choose to raise additional capital by selling additional equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Feb 2022, the company currently has approximately $33,000 cash on hand.

Inventory valuation as of October 31st, 2021 is $759,114.

Existing lines of credit total $281,250, with an outstanding balance of $272,879.

Accounts receivable have a balance of $11,534.23.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds for this campaign will help us to expand our production to meet the demand. We have sufficient inventory on hand to maintain operations but at a slower growth rate.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will not be necessary to the viability of the company. If we raise the maximum, the amount raised will comprise roughly 57% of the total funds for the company. Total funds includes cash on hand and estimated inventory valuation.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum funding goal, we will be able to operate for approximately 12 months by selling down currently available inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we will be able to operate for approximately 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our largest asset is our inventory, with a valuation of over $800,000 as of October 2021. Much of this inventory was delayed, but we hope to see it sold through the spring and summer of 2022, adding substantially to our cash flow.

Current loans include Clearco and Shopify which are both e-commerce driven and can be renewed in the future for amounts surpassing $700,000. These can be used for further inventory purchases or marketing if needed. As our monthly sales increase the amounts offered to us can also increase.

We also have bank lines of credit totaling over $200,000, which we will try to have increased as we can show further growth in the company.

We may also consider future crowdfunding equity raises if the above loans do not meet our needs.

Indebtedness

- **Creditor:** Shopify Capital
  Amount Owed: $199,429.22
  Interest Rate: 13.0%

- **Creditor:** Clearco
  Amount Owed: $173,134.54
  Interest Rate: 6.0%

- **Creditor:** Headway Capital
  Amount Owed: $51,660.22
  Interest Rate: 43.99%

- **Creditor:** Chase
  Amount Owed: $23,294.00
  Interest Rate: 7.3%

- **Creditor:** Chase
  Amount Owed: $197,294.83
  Interest Rate: 6.0%

- **Creditor:** Bank of the West
  Amount Owed: $29,335.00
  Interest Rate: 5.99%
  Maturity Date: November 12, 2024

- **Creditor:** Kyle Chittock
  Amount Owed: $22,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Kyle Chittock
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $22,000 loan to the corporation.
  Material Terms: A $22,000 short-term loan was made from Kyle Chittock to Simply Country, Inc DBA Area 13 on 11/2/2021. This is expected to be repaid by end of the year, 2022.

- **Name of Entity:** Lloyd Curtis Chittock
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Kyle Chittock purchased Simply Country, Inc. from his father Lloyd Curtis Chittock. He was the sole owner of the corporation prior to Kyle Chittock's purchase.
  Material Terms: The total amount agreed for the purchase of the corporation was $150,000. $20,000 was paid upfront, with a loan for the remaining $130,000. The interest rate is 3%.

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

Several factors were considered to determine our pre-money valuation, including inventory, equipment, social media following, industry growth and projections, as well as our gross sales.

Sales

We have had multiple years with revenue growth well over 400%. This indicates that we are growing much faster than the industry standard for electric bicycles. Our small electric bicycle business with just over $100,000 in sales in 2018 grew quickly to over $600,000 in gross sales in 2019, and over $4 million in sales in 2020.

Social Media Presence

We have a large, well-known social media presence. We believe our Area 13 Youtube Channel is the largest of any ebike brand. We also have loyal followings on other platforms including Facebook, Instagram, and our own electric bike focused podcast. Whereas most companies are employing advertising campaigns and significant budgets to grow their customer base, all of our traffic is organic from content produced in-house.

Competitors

Various electric bicycle companies are actively raising money with substantially larger multiples. These companies typically have less gross sales, less net profit, (in some cases net losses year over year) and lack the substantial social media following we have. We believe our valuation to be extremely competitive in the electric bicycle space as it exists today.

Equipment

We have spent the last 2 years gearing up for additional expansion. This includes investing business funds into packing equipment, material handling, and building improvements. Our throughput of bikes received and shipped to customers can be greatly increased without the need for major infrastructure expenses.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  80.0%
  Our biggest constraint has always been inventory supply. Securing more bikes is our #1 priority.

- *Working Capital*
  16.5%
  Some funds will be reserved for working capital if only our minimum goal is acheived.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  70.0%
  Inventory is our number one pain point. The majority of funds raised will go straight to production.

- *Company Employment*
  8.0%
  To maintain our growth trajectory we may require new positions at Area 13. We will reserve appropriate funds to hire additional staff.

- *Marketing*
  5.0%
  We LOVE organic traffic! However we also know that with your investment we may finally have enough inventory to meet demand. We will allocate a small amount to more traditional advertising to get the word out about the awesome bikes at Area 13.

- *Research & Development*
  3.5%
  Although we work hard to develop new products, we're a lean R&D machine. Only a small portion of proceeds will be allocated to new Research and Development.

- *Working Capital*
  10.0%
  With long lead times (sometimes up to 3 years!) the electric bicycle industry can be difficult to predict, particularly with our company's growth. Some funds will be reserved for working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://area13ebikes.com/ (https://area13ebikes.com/pages/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/area13-ebikes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Simply Country, Inc.

[See attached]

AREA 13

Simply Country, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Simply Country, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 14, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	131,128	48,906
Accounts Receivable	8,636	60,237
Inventory	348,777	206,819
Total Current Assets	488,541	315,963
Non-current Assets		
Equipment, net of Accumulated Depreciation	119,810	13,385
Intangible Assets: Goodwill, net of Accumulated Amortization	24,000	48,000
Total Non-Current Assets	143,810	61,385
TOTAL ASSETS	632,352	377,348
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	31,202	75,102
Short Term Debt	-	69,616
Sales Tax Payable	46,511	8,428
Income Tax Payable	35,125	-
Deferred Tax Liability	4,286	-
Other Liabilities	-	9,369
Total Current Liabilities	117,124	162,514
Long-term Liabilities		
Long Term Debt	73,475	113,795
Long Term Debt - Related Party	130,000	-
Total Long-Term Liabilities	203,475	113,795
TOTAL LIABILITIES	320,599	276,309
EQUITY		
Additional Paid in Capital	332,268	468,844
Accumulated Deficit	(20,515)	(367,806)
Total Equity	311,752	101,038
TOTAL LIABILITIES AND EQUITY	632,351	377,348

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	4,207,185	1,177,757
Cost of Revenue	3,118,495	850,131
Gross Profit	1,088,689	327,626
Operating Expenses		
Advertising and Marketing	44,489	14,625
General and Administrative	524,557	258,394
Research and Development	2,999	4,327
Rent and Lease - Related Party	42,000	35,000
Depreciation	13,772	10,539
Amortization	24,000	24,000
Total Operating Expenses	651,817	346,885
Operating Income (loss)	436,872	(19,259)
Other Income		
Interest Income	-	-
Other	35,741	860
Total Other Income	35,741	860
Other Expense		
Interest Expense	10,450	17,371
Other - Disposal of Obsolete Equipment	84,033	14,995
Total Other Expense	94,483	32,366
Income Before Income Tax Expense	378,130	(50,765)
Provision for Income Tax Expense (benefit)	30,839	-
Net Income (loss)	347,290	(50,765)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	347,290	(50,765)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	13,772	10,539
Amortization	24,000	24,000
Accounts Payable	(43,900)	20,016
Inventory	(141,958)	5,138
Accounts Receivable	51,601	1,993
Tax Liabilities	38,084	6,470
Income tax payable	35,125	-
Deferred Tax Liability	4,286	-
Customer Deposits	-	(4,623)
Other	(9,369)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(28,359)	63,533
Net Cash provided by (used in) Operating Activities	318,931	12,768
INVESTING ACTIVITIES		
Equipment	(120,197)	-
Net Cash provided by (used by) Investing Activities	(120,197)	-
FINANCING ACTIVITIES		
Distributions	(136,577)	(58,641)
Debt Issuances	20,064	83,463
Net Cash provided by (used in) Financing Activities	(116,513)	24,822
Cash at the beginning of period	48,906	11,317
Net Cash increase (decrease) for period	82,221	37,590
Cash at end of period	131,128	48,906

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	1,000	-	6,221	(317,041)	(310,821)
Additional Paid in Capital	-	-	462,624	-	462,624
Net Income (Loss)	-	-	-	(50,765)	(50,765)
Ending Balance 12/31/2019	1,000	-	468,844	(367,806)	101,038
Distributions	-	-	(136,577)	-	(136,577)
Net Income (Loss)	-	-	-	347,290	347,290
Ending Balance 12/31/2020	1,000	-	332,268	(20,516)	311,752

Simply Country, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Simply Country, Inc. (dba Area 13) ("the Company") was formed in California on May 12th, 2011. The Company generates revenue by sourcing and selling electric bicycles and accessories. The Company has a loyal social media following which has grown through organic, educational content around electric bicycles. The Company's headquarters is in Grass Valley, California. The Company's customers are primarily located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the amounts of Area 13, a sole proprietorship that has merged into a single corporation with the Company in January 2019. The separate business entity of Area 13 has ceased, and all significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Equipment	5	200,812	81,001	-	119,810
Grand Total	-	200,812	81,001	-	119,810

Other Income

Please see "Note 5 – Debt" regarding the forgiveness of the Company's PPP loan.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of raw materials, finished parts, and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2020	2019
Finished Goods	321,911	148,766
Finished Parts	17,666	6,323
Raw Materials	9,201	51,730
Grand Total	348,777	206,819

Intangible Assets

The Company's intangible asset consists of goodwill for existing purchase orders and customer contacts (please see "Note 5 – Debt" for more information). It is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 5 years. The ending balance of this asset was $48,000 and $24,000 as of December 31, 2019 and 2020, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2020	2019
Deferred tax assets:		
Property, plant, and equipment		14,998
Net operating loss carryforwards	-	305,609
Less: Valuation allowance	-	(320,607)
Other		
Total	-	-
Deferred tax liabilities:		
Property, plant, and equipment	(4,286)	
Total	(4,286)	-
Net deferred tax asset (liability)	(4,286)	-

The provisions for income taxes consist of the following components:

	2020	2019
Current	35,125	-
Deferred benefit	-	-
Deferred liability	(4,286)	-
Total Provision for Expense/(Benefit)	30,839	-

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis (dollars in thousands):

	2020	2019
Income (Loss) before federal income tax expense	378,130	(50,765)
Federal statutory income tax at 21%	79,407	-
Tax effect of NOL utilization	(64,178)	-
Effect of state income taxes	20,045	-
Tax effect of Change in temporary differences	(4,435)	-
Provision for Income Tax	30,839	-

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In July 2017, the Company entered into a lease agreement for a commercial building owned by the CEO's father. The Company uses the building for fabrication and manufacturing. The term of the lease ends in July 2022 with an option to extend for an additional 5 years. The lease calls for monthly payments of $3,500 which can increase to $4,500 should the Company exercise its right to extend the lease. The Company paid a total of $35,000 and $42,000 in 2019 and 2020, respectively.

In 2020, the Company entered into a Promissory Note agreement with its President for $130,000 that bears an interest rate of 3%, has no security interest, and a maturity date in December 2026. The ending balance of this loan was $130,000 as of December 31, 2020.

In 2020, the CEO purchased all 1,000 issued and then outstanding shares of Common Stock from his father who previously owned them.

In November 2021, the CEO loaned its Company $22,000 that bears no interest, carries no security interest, and is due upon demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In December 2016, the Company entered into a Bill of Sale and Assignment and Assumption Agreement to purchase a machining business including all of its assets used in operation, its inventory, and customer list for $150,000 (please see "Intangible Assets" for more details). The balance will be due over 60 monthly payments carrying an interest rate of 5%. This agreement is not secured. The ending balance of this agreement was $64,522 and $33,066 as of December 31, 2019 and 2020, respectively. The remaining balance has been paid in full as of December 2, 2021.

In November 2019, the Company entered into a loan agreement for $50,000 with an interest rate of 6.24% and maturity date in November 2024. This loan is secured by the Company's equipment and inventory. The ending balance of this loan was $49,273 and $40,409 as of December 31, 2019 and 2020, respectively.

In November 2019, the Company entered into a Revenue Purchase agreement for $10,000 with a fixed fee of $1,300 and remittance rate of 13% until paid in full. This loan is secured by the Company's receivables. The ending balance of this loan was $1,099 and $0 as of December 31, 2019 and 2020, respectively.

In December 2019, the Company entered into a Revenue Purchase agreement for $64,000 with a fixed fee of $5,120 and remittance rate of 17% until paid in full. This loan is secured by the Company's receivables. The ending balance of this loan was $68,516 and $0 as of December 31, 2019 and 2020, respectively.

In May 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $31,250 with an interest rate of 1% and maturity date in May 2022. This loan is not secured and has been paid off in 2020.

Please see "Note 3 – Related Party Transactions" regarding an Unsecured Promissory Note.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	62,567
2022	30,701
2023	31,956
2024	32,289
2025	22,633
Thereafter	23,321

NOTE 6 – EQUITY

The Company has authorized 10,000 shares of Common Stock with no par value per share. 1,000 shares were issued and outstanding as of 2019 and 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 14, 2022, the date these financial statements were available to be issued.

In January 2021, the Company amended its Articles of Incorporation to authorize an increase from 10,000 to 250,000 shares of Common Stock and create a new class of Preferred Stock of which 5,000,000 shares were authorized. Common Shareholders cannot vote. Preferred Shareholders have one vote per share. Both classes of stock carry equal rights to dividends and other distribution of assets. The 1,000 issued and outstanding shares of Common Stock wholly owned by the CEO have proportionately converted into 500,000 shares of the Company's Preferred Stock.

Please see "Note 5 – Debt" regarding a Bill of Sale and Assignment and Assumption Agreement.

Please see "Note 3 – Related Party Transactions" regarding a loan from the CEO.

In May 2021, the Company entered into a Revenue Purchase agreement for $120,000 with a fixed fee of $3,633 and remittance rate of 30% until paid in full.

In November and December 2021, the Company entered into two (2) Line of Credit agreements for a total of $256,250.

In November 2021, the Company entered into a Revenue Share agreement for $200,000 with a fixed fee of $36,583 and remittance rate of 17% for the first 4 months, and 22% thereafter until paid in full. In January 2022, the Company had an outstanding amount of $186,353 in future receivables owed. The Company then amended this agreement to increase the advance by $20,000 in exchange for selling its right to future receivables in the new amount of $207,853 carrying the same terms and remittance rates as of the new effective date.

In 2021, the Company entered into a Revenue Purchase agreement for $455,000 with a fixed fee of $59,150 and remittance rate of 17% until paid in full.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history, realized losses, and had negative cash flows from operations in 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Area 13 EBikes

Electric Bikes That Are Out Of This World


AREA 13

Website | Grass Valley, CA | TRANSPORTATION

Area 13 is an electric bicycle company that provides a balance of quality, performance, and price. The electric bicycle market is red hot. We believe the innovation of Area 13 gives the company an advantageous position in this rapidly growing market.

$0.00 raised

0 Investors	$25M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Terms | Updates | Comments | Follow

Reasons to Invest

- The electric bike market is projected to reach $52.36 billion by 2028, with a staggering 16% CAGR. (Source)
- Revenue growth from 2019 to 2020 has spiked from $600,000 to over $4 million.
- The CEO started the company with only $200 in capital and has grown the company to millions in sales in just a few years.

OVERVIEW

We obsess over quality so you don't have to


AREA 13

Kyle Chittock started the company with just $200 out of his own pocket and has transformed it into a 7 figure company in just a few short years. We firmly believe that with additional capital, we can continue the trajectory we're on and be a household name in the electric bicycle industry. Our endeavor to make premium quality ebikes has been the keystone of our business model, and we believe it will continue being the force behind our growth.

THE PROBLEM

Not all ebikes are created equal



Ebikes are becoming more common within every household. The challenge many face is ensuring their ebike will meet their needs for power, performance, proper fit, and price.

Due to the incredible growth the electric bike industry has experienced, there are an increasing number of options to choose from. This can result in a lackluster buying experience where the machine's capabilities were oversold and the consumer's needs were overlooked.

THE SOLUTION

Our ebikes are the perfect blend of quality, performance, and price



Simply put, Area 13 doesn’t need to make extravagant claims and over-the-top social media market campaigns because our ebikes do the talking for us. We cut through marketing hype and tell people what they’re really getting for their money. We believe in transparency and have a product we can be proud of.

Area 13 started out selling parts and pieces to make all types of electric bike brands better. Our knowledge and passion for ebikes naturally led us to start creating our own line of electric bikes. By focusing on performance, speed, power, and most of all, quality, we have developed a superior ebike that sells itself.



We generate the majority of our revenue through the sale of ebikes, however we also sell ebike parts. Our latest model, the Falcon, is a full suspension, carbon fiber EMTB with name brand components and retails for just under $5,000, making it a compelling option next to the big-brands, some of which cost twice as much for similar specs.

THE MARKET

We let the quality of our ebikes do the talking for us



At Area 13, our focus will always be on the quality and performance of our ebikes. We ensure that every aspect of our products, from the design down to the components, are of the highest caliber to maximize its capabilities. This high standard of excellence was born out of a genuine passion for ebikes, which is the heart of our enterprise.


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By educating our customers about ebikes and how they work first, we have developed a growing, loyal customer base. Not only do we interact with customers through our shop in California, but also we drive organic traffic through our strong social accounts. Youtube videos, electric bike specific podcast episodes, and outstanding overall social media presence has pedaled our success.

OUR TRACTION

Our success is electric!



We know that we've made some bold claims about the quality of our products, but the proof is in our dramatic sales increase. From 2019 to 2020 revenues increased from $600,000 to over $4 million. Furthermore have the largest Youtube channel of any ebike brand globally, approaching nearly 100,000 subscribers.



WHY INVEST

Our ebikes have the potential to define a growing industry



Area 13 has the perfect recipe for success. We have high-quality, high-performing ebikes that are fairly priced, a passionate CEO who understands our growing industry, and a loyal following that has propelled us to early success. Ebikes are no longer a concept for the future; the technology is here. We have the know-how and products to gain a strong foothold in a booming market. Help Area 13 become the gold standard of ebikes and become a shareholder today.

Offering Summary

Company	Simply Country, Inc.
Corporate Address	13120 John Bauer Ave., Grass Valley, CA 95945
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$25,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 25% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Amount-Based:

$1,000+

Receive 5% bonus shares

$2,500+

Receive 10% bonus shares

$5,000+

Receive 15% bonus shares

$10,000+

Receive 20% bonus shares

$25,000+

Receive 25% bonus shares

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of “audience-based” bonuses.

If a company offers an “audience-based” bonus, this bonus only will stack with any other bonus you are eligible for. An “audience-based” bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

Area 13 E-Bikes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice: *Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The electric bicycle industry is booming. There are new bikes introduced weekly, if not daily. At Area 13, we start by educating our customers about electric bikes. We have over 10 million organic views on our Youtube channel, and over 100,000 downloads on our podcast, both of which are completely focused on electric bikes.

You want to cut through all of the noise and find a quality bike that's not overpriced and it can be hard to find a company you can trust.

"Which one of these different products actually prevents flats the best?"

"Why are there so many different tire options, what do the sizes even mean, and which one of these should you have?"

"Mid-drive motor torque sensor, hub motor cadence sensor – by the end of this video this is all going to make sense."

Area 13 is well respected and I believe well positioned to be a major player in electric transportation. With every new bike model, we try to fill a void or a gap. Is there a direct-to-consumer bike that lacks power? Let's try and boost the performance. Is there a name-brand carbon fiber, E-mountain bike that's amazing in almost every way, but overpriced? Let's try and make one that's a better value.

We're constantly testing new components including motors, batteries, brakes, anything that's going to make Area 13 bikes, better.

Most ebike companies survive with expensive, paid advertising campaigns. Area 13 however has experienced exponential, organic growth without paying for ads. That increases our profits without increasing our prices.

I grew up mountain biking right here in the Sierra Nevada Mountains and I'm having a ton of fun on our new carbon fiber, full suspension E-Mountain Bikes. We're also ramping up production on existing models, like the Blackbird that are consistently sold out due to high demand.

The number one reason people buy electric bikes is that they're fun. You can exercise as much, or as little as you want. Hills are no longer something to be afraid of and places you couldn't go before are now within reach. With our team's technical expertise, our relationships with global manufacturers, and our ability to produce high quality, ebike centered content, we believe we have a very bright future.

Area 13 is already on a wild ride, join us by investing today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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